UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.
(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark whether the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

On June 27, 2019, Lithium Americas Corp. approved the News Release attached hereto as Exhibit 99.1, which is hereby incorporated by reference into this report furnished on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release
99.2	Report of voting results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2019

LITHIUM AMERICAS CORP.

By:	/s/ Jon Evans
Name:	Jon Evans
Title:	Chief Executive Officer